

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 11, 2018

<u>Via E-mail</u>
Bruce D. Wardinski
Chief Executive Officer
Playa Hotels & Resorts N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, the Netherlands

> **Re:** **Playa Hotels & Resorts N.V.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2018**
> **File No. 333-225756**

Dear Mr. Wardinski:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note that this resale registration statement has been filed pursuant to the terms of the Contribution Agreement with the Sagicor Parties. We also note from your June 4, 2018 Form 8-K that the Contribution Agreement and the Shareholder Agreement both include mandatory arbitration provisions. Please clarify whether these mandatory arbitration provisions apply to claims under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities